UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of July 2002

SYNGENTA AG
(Translation of Registrant's Name Into English)

Schwarzwaldallee 215
4058 Basel
Switzerland

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __ No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

Re: SYNGENTA AG
Press release

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone: +41 61 323 23 23
Fax: +41 61 323 24 24
www.syngenta.com

syngenta

Media Release – Communiqué aux Médias – Medienmitteilung

Syngenta files suit to enforce biotechnology patents

Basel, Switzerland, July 26, 2002 – Syngenta filed suit yesterday against Monsanto, DeKalb Genetics, Pioneer Hi-Bred, Delta and Pine Land, Dow AgroSciences and Mycogen Seeds in Federal District Court in Delaware to stop the unlawful infringement of US biotechnology patents covering transgenic corn and cotton, which are either owned by or exclusively licensed to Syngenta.

Specifically, Syngenta asserts that YieldGard® and Herculex™ I insect resistant corn products and Roundup Ready® and Bollgard® cotton products fall within the scope of its patent rights. Syngenta is seeking damages and injunctive relief to stop Monsanto, DeKalb Genetics, Pioneer Hi-Bred, Delta and Pine Land, Dow AgroSciences and Mycogen Seeds from selling these products and from developing further infringing products.

"It is clear that nothing short of this comprehensive action will stop the ongoing violation of our intellectual property rights," said David Jones, Head of Plant Science at Syngenta. "Our competitors are proceeding without regard to our patents. We are prosecuting these actions to stop their infringing activities."

Two separate lawsuits are filed. In the first, Syngenta charges that Monsanto, DeKalb Genetics, Pioneer Hi-Bred, Dow AgroSciences and Mycogen Seeds are infringing one or more of US Patent No. 6,075,185, US Patent No. 6,320,100, and US Patent No. 6,403,865. These patents cover synthetic Bt genes with increased expression in corn and corn plants resistant to insects such as European corn borer; patent cover includes corn plants with such genes either alone or stacked with other traits.

In a second lawsuit, Syngenta asserts that Monsanto and Delta and Pine Land are infringing US Patent No. 6,051,757, which covers methods of transferring genes into broadleaf plants such as cotton and soybeans using Agrobacterium and related methods of breeding. This patent emanates from the work of Syngenta scientist Dr. Mary-Dell Chilton, who is a co-inventor and was the first to successfully insert transgenes into plants.

These actions are unrelated to a patent interference proceeding between Syngenta, Monsanto and other third parties contesting rights to a US patent covering all transgenic broadleaf plants per se, including soybeans, cotton and canola.

Syngenta is a world-leading agribusiness. The company ranks first in crop protection, and third in the high-value commercial seeds market. Sales in 2001 were approximately US $6.3 billion. Syngenta employs more than 20,000 people in over 50 countries. The company is committed to sustainable agriculture through innovative Research and Technology. Syngenta is listed on the Swiss stock exchange and in London, New York and Stockholm. Further information is available at www.syngenta.com.

Contacts

USA	Lori Captain	+1 (302) 425 2121
Worldwide (except USA)	Rainer von Mielecki	+41 61 323 57 66 +41 79 320 62 82

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SYNGENTA AG

By: ______________________
Name: Timon Sartorius
Title: Corporate Counsel

By: ______________________
Name: Damian Heller
Title: Company Secretary

Date: July 29, 2002